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                                                             Exhibit 99.(a)(12)

                                November 8, 2001

Dear Limited Partner:

     As you are aware, on October 28, 2001, Cabot Industrial Trust (the "Company") entered into an agreement and plan of merger with CalWest Industrial Properties, LLC ("CalWest"), Rooster Acquisition Corp. ("Rooster Acquisition Corp.") and Cabot Industrial Properties, L.P. (the "Partnership"), providing for the acquisition of all of the outstanding shares of beneficial interest of the Company (the "Common Shares") not already owned by Rooster Acquisition Corp. and its affiliates pursuant to a tender offer (the "Offer"). As you are also aware, you have executed a Shareholder Agreement, pursuant to which you have agreed to convert your units of limited partnership interest in the Partnership (the "Units") into Common Shares, on a one-for-one basis pursuant to the Partnership's limited partnership agreement, and tender those Common Shares into the Offer and receive an amount in cash equal to $24.00 per Common Share. We have enclosed the Offer to Purchase dated November 5, 2001, the Schedule 14D-9 filed by the Company, the Notice of Guaranteed Delivery, the Letter of Transmittal and the Instructions for completing the Form W-9, all of which have been delivered to the Company's shareholders in connection with the Offer. Additionally, a Notice of Conversion of Units is enclosed.

     In the event that less than all of the holders of Units convert their Units into Common Shares prior to the closing of the Offer, the Company, the Partnership, CalWest and Rooster Acquisition have agreed to take all actions necessary to effect a merger of a wholly owned subsidiary of CalWest or Rooster Acquisition Corp. with and into the Partnership, with the Partnership as the surviving entity. Pursuant to such a merger, the holders of Units would receive an amount in cash equal to $24.00 per Unit. Additionally, CalWest and Rooster Acquisition Corp. have entered into Shareholder Agreements with each of Ferdinand Colloredo-Mansfeld and Robert Paterson and certain of their affiliates, which allow CalWest or Rooster Acquisition Corp. to acquire such parties' Units. Upon such acquisition, CalWest or Rooster Acquisition Corp. would own at least majority of the then outstanding Units and would amend the Partnership's agreement of limited partnership to provide that the a merger of the Partnership with or into another entity would not cause a liquidation, dissolution or winding-up of the Partnership. This paragraph shall serve as notice to you of any such merger required to be provided to each limited partner pursuant to Section 8.7 of the Partnership's agreement of limited partnership.

     We have established a procedure with EquiServe, the transfer agent for the Common Shares ("EquiServe"), and Computershare Trust Company of New York, which is acting as the depositary for all of the Common Shares tendered in the Offer, whereby your Units will be converted and the resulting Common Shares will be tendered immediately prior to the close of the Offer by Rooster Acquisition Corp. This means that your Units will not be converted unless the Offer is going to close. The Company will hold your documents in escrow until immediately prior to the close of the Offer, and if the Offer is going to close, will authorize the conversion of your specified Units into Common Shares and the tender of your Common Shares into the Offer.

     Conversion of Units into Common Shares

     In order to convert your Units you must sign the enclosed Notice of Conversion and deliver such notice with your Unit Certificate to the Company. Your name, address and number of Units have been filled in on the Notice of Conversion; however, if you intend to have the Common Shares that will be issued upon the conversion of your Units issued in the name of another person or entity you must complete the remainder of the Notice of Conversion. Upon receipt of a Notice of Conversion, the Company will instruct its transfer agent to issue a certificate or certificates representing such Common Shares. A signature guarantee set forth on the Notice of Conversion will only be required if the Common Shares are to be issued in the name of a party other than the record holder of such Units.

     Tender of Common Shares

     Upon conversion of your Units into Common Shares, the Company will instruct EquiServe to tender such Common Shares and deposit such Common Shares with Computer Share Trust Company of New York. You are required to complete and sign the following documents in connection with a tender of any Common Shares you receive upon conversion of your Units.
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     a.   Notice of Guaranteed Delivery.  You must complete and deliver the enclosed Notice of Guaranteed Delivery to the Company which will forward your materials to Computershare Trust Company of New York as directed on the Notice of Guaranteed Delivery. Your name, address and the number of Common Shares to be tendered have been included on page 2 of the Notice of Guaranteed Delivery. Please sign and date the Notice of Guaranteed Delivery, as indicated on page 2, and include your phone number.

     b. Letter of Transmittal. In addition to the Notice of Guaranteed Delivery, you must complete and deliver the enclosed Letter of Transmittal to the Company which will deliver your materials to Computershare Trust Company of New York as directed on the Letter of Transmittal. Your name, address and the number of Common Shares to be tendered have been included on the front page of the Letter of Transmittal. Please sign and date the Letter of Transmittal as indicated on the top of page 6. If you intend to have the payment for the Common Shares delivered to a person, entity or address other than the person, entity or address set forth on the front page of the Letter of Transmittal, you must complete the Special Payment Instructions or Special Delivery Instructions set forth on page 5 of the Letter of Transmittal. Finally, you must complete the information on the Form W-9, included following page 11, and sign and date that form.

     The relevant documents will be sent to EquiServe and the Common Shares issued to you upon the conversion of your Units will be transmitted to Computershare Trust Company of New York for participation in the Offer. In addition, all documentation that you send to the Company in order to tender your Common Shares will be sent to Computershare Trust Company by the Company. Following the closing of the Offer, a check will be sent to you at the address set forth on the Letter of Transmittal. If the Offer does not close, your Units will not be converted and will be returned to you by the Company.

     You may recognize gain upon the conversion of your units and the tendering of the Common Shares issued to you after conversion. You should consult your tax advisor regarding the specific tax consequences to you of the conversion of your Units and the tendering of Common Shares.

     If you separately own Common Shares which you intend to tender, please submit a separate Letter of Transmittal directly to the depositary for those shares pursuant to the instructions set forth in the Offer to Purchase.

     Send the documents listed below to Cabot Industrial Trust, Two Center Plaza, Suite 200, Boston, Massachusetts 02109, Attention: Neil Waisnor. A prepaid Federal Express envelope is enclosed in which you may return the documents.

     1. An executed Escrow Instruction Letter and Letter of Direction, a form of which is attached;
     2. An executed Notice of Conversion along with your Unit Certificate for the Units to be converted;
     3.  An executed Notice of Guaranteed Delivery; and
     4.  An executed Letter of Transmittal.

THE DOCUMENTS MUST BE RECEIVED IN ESCROW BY THE COMPANY ON OR BEFORE NOVEMBER 29, 2001.

     Should you have any questions regarding the enclosed materials, you may contact either Neil Waisnor at (617) 723-4091 or David Malinger at (312) 701-8662.

Sincerely,



Robert E. Patterson
President
Cabot Industrial Trust